UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.

c/o Taro Pharmaceuticals U.S.A., Inc.

Three Skyline Drive

Hawthorne, New York 10532

(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:

William J. Coote

AVP, Treasurer and Investor Relations – Interim CFO

(914) 345-9001

William.Coote@Taro.com

TARO APPOINTS NEW CHIEF FINANCIAL OFFICER

Hawthorne, NY, April 6, 2020 — Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced the appointment of Daphne Huang as Vice President, CFO and Chief Accounting Officer, effective today.

Ms. Huang has over 20 years of senior executive experience in finance; most recently serving as Chief Financial Officer at Humanwell Healthcare USA & Puracap International, having financial oversight of their generic pharmaceutical and OTC portfolios.

Prior to Humanwell, Ms. Huang held progressively responsible positions in the financial service sector and debt capital markets working for companies such as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC.

Regarding the appointment, Mr. Uday Baldota, Taro’s CEO, commented, “We are very pleased to have Daphne join the Taro team.  Her diversified financial background will further strengthen our management team and contribute to the continuing growth and expansion of our business.”

Ms. Huang earned an MBA in Finance and Management from the Leonard N. Stern School of Business at New York University, and a BBA in Accounting from Baruch College.

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 6, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director